02050004

1-14732

P.E. 8-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 1, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains minutes (in Portuguese) of a Board of Directors meeting held on July 31, 2001 at which the continued engagement of Deloitte Touche Tohmatsu as CSN's independent accountants for 2002 and 2003 was approved.

EXTRATO DA ATA DA REUNIÃO EXTRAORDINÁRIA DO CONSELHO DE ADMINISTRAÇÃO DA COMPANHIA SIDERÚRGICA NACIONAL, REALIZADA EM 31 DE JULHO DE 2002, E LAVRADA SOB A FORMA DE SUMÁRIO.

NIRE: 33300011595
CNPJ: 33.042.730/0001-04

1. Data: 31 de Julho de 2002.

2. Hora: 09:30h.

3. Local: Rua Lauro Müller, nº 116, 36º andar, Rio de Janeiro, RJ.

4. Presentes: Benjamin Steinbruch (Presidente), Antonio Francisco dos Santos, Edmar Lisboa Bacha, Fúlvio Vieira Fonseca, Dionísio Dias Carneiro Netto, Vagner Laerte Ardeo e Cláudia de Azeredo Santos (Secretário Geral).

6. Assuntos Tratados: 6.3 - Auditores Independentes - Em razão da migração das equipes da Arthur Andersen S/C para a Deloitte Touche Tohmatsu, as quais desenvolviam atividades de auditoria para a Companhia, o C.A. aprovou, por unanimidade e na forma do disposto no art. 17, inciso XII, do Estatuto Social, que a empresa Deloitte Touche Tohmatsu seja o auditor independente da Companhia e de suas controladas, nas mesmas bases contratuais então praticadas com Arthur Andersen S/C, para os exercícios de 2002 e de 2003. Atesto que a deliberação aqui transcrita é fiel à original da ata arquivada na Sede da Companhia.

COMPANHIA SIDERÚRGICA NACIONAL

Cláudia de Azeredo Santos
Secretário Geral do Conselho de Administração

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________

Name: Otávio de Garcia Lazcano

Title: Principal Financial Officer

Dated: August 1, 2002